Exhibit (a)(1)(iv)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Shares of Common Stock

of

DS HEALTHCARE GROUP, INC.

at

$0.07 NET PER SHARE

pursuant to the Offer to Purchase dated April 30, 2018

by

MEDILOGISTICS CORP.,

A WHOLLY-OWNED SUBSIDIARY OF

MEDILOGISTICS LLC

The Offer (as defined herein) is being made pursuant to the terms and conditions herein by Medilogistics Corp., a Florida corporation (“Purchaser”) and a wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation (“Parent”), formed by bidders Fernando Tamez Gutierrez and Miguel Gomez Mont. Purchaser is offering to purchase all shares of common stock of DS Healthcare Group, Inc., a Florida corporation (“DS Healthcare”), par value $0.001 per share (the “Shares”), that are issued and outstanding at a price of $0.07 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2018, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to any financing condition. The Offer is conditioned upon there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to 5:00 p.m., New York City time, on May 29, 2018 (the “Expiration Date,” unless the Offer is extended pursuant to and in accordance with the terms herein, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire) at least the number of Shares which, together with the Shares then owned by Purchaser and its affiliates, represents 80% of the total number of Shares then outstanding on a fully-diluted basis (the “Minimum Tender Condition”). The Offer is also subject to other conditions as set forth in the Offer to Purchase. If we elect to provide a subsequent offering period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

Kingsdale Advisors is the Depositary and Information Agent for the Offer (the “Depositary and Information Agent”).

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Information Agent of: (i) the certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares into the Depositary and Information Agent’s account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent's Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary and Information Agent of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary and Information Agent, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary and Information Agent may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after June 28, 2018, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be proper and effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and Information Agent at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Information Agent, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and Information Agent and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole discretion. None of Purchaser, the Depositary and Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder of Shares (as defined in the Offer to Purchase) will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale, such Shares were held for more than one year. Long-term capital gains recognized by an individual are subject to a maximum U.S. federal income tax rate of 20%. Net capital losses may be subject to limits on deductibility.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the related Letter of Transmittal are being filed with the Securities and Exchange Commission (the “SEC”) and will be made available through the SEC’s website at www.sec.gov.

Purchaser is requesting that DS Healthcare provide it with DS Healthcare’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. In the event that DS Healthcare does not produce its shareholder list and security position listings, DS Healthcare will disseminate the Offer to shareholders at the cost of the Purchaser. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on DS Healthcare’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. This announcement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal which contain important information that should be read carefully before any decision is made with respect to the Offer.

You may contact the Depositary and Information Agent at the telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. Such copies will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Depositary and Information Agent for the Offer is:

Kingsdale Advisors

1-866-229-8651(toll free in North America) or 416-867-2271 (collect calls outside North America)

April 30, 2018